WESTONARIA,  26 October 2017: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the quarter ended 30 September 2017. Detailed financial and operating results are provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 30 SEPTEMBER 2017

•	Group operating profit of R2,859 million (US$217 million) was 41% higher quarter-on-quarter and 5% higher year-on-year
•	SA gold production of 11,576kg (372,177oz) 4% higher than for June 2017 quarter
•	SA PGM production increased by 1% to 306,184 4Eoz - record quarterly production from the Kroondal Operations
•	First production from the Blitz project, three months ahead of schedule
•	Stillwater Bridge Facility refinance completed during the quarter

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2016	Jun 2017	Sep 2017		KEY STATISTICS		Sep 2017	Jun 2017	Sep 2016
				SOUTHERN AFRICA (SA) REGION
				Gold operations
382.5	358.5	372.2	000'oz	Gold produced	kg	11,576	11,152	11,897
1,322	1,249	1,280	US$/oz	Average gold price	R/kg	542,407	530,111	597,705
179.5	104.9	114.3	US$m	Operating profit	Rm	1,506.9	1,386.0	2,530.5
36	23	24%		Operating margin	%	24	23	36
1,062	1,125	1,150	US$/oz	All-in sustaining cost[1]	R/kg	487,068	477,600	479,785
				Platinum Group Metals (PGM) operations
94,791	303,996	306,184	oz	4E PGM[2] production	kg	9,523	9,455	2,948
901	901	953	US$/4Eoz	Average basket price	R/4Eoz	12,551	11,893	12,726
12.8	19.9	42.6	US$m	Operating profit	Rm	562.2	262.6	189.7
25	9	16%		Operating margin	%	16	9	25
703	769	777	US$/4Eoz	All-in sustaining cost[1]	R/4Eoz	10,229	10,152	9,886
				UNITED STATES (US) REGION
				Platinum Group Metals (PGM) operations[3]
-	93,725	135,585	oz	2E PGM[2] production	kg	4,217	2,915	-
-	850	914	US$/2Eoz	Average basket price	R/2Eoz	12,047	11,242	-
-	28.3	59.9	US$m	Operating profit	Rm	789.6	374.0	-
-	38	42%		Operating margin	%	42	38	-
-	622	695	US$/2Eoz	All-in sustaining cost[1]	R/2Eoz	9,162	8,134	-
				GROUP
192.3	153.1	216.8	US$m	Operating profit	Rm	2,858.7	2,022.6	2,720.2
14.06	13.20	13.18	R/US$	Average exchange rate
[1]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure, and excludes non-4E/2E PGM production.

[2]	Platinum Group Metals (PGM), of which 4E represents platinum, palladium, rhodium and gold, and 2E represents platinum and palladium. Mined production excluding recycled production.
[3]	Stillwater’s production is converted to metric tonnes and kilograms. The income and expenses are translated into SA rand.

Stock data for the quarter ended 30 September 2017		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R14.75 to R21.89
- at 30 September 2017	2,126,126,173	Average daily volume	9,240,630
- weighted average	2,125,921,577	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$4.30 to US$6.57
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	3,056,891

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       1

OVERVIEW AND UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2017 COMPARED WITH THE QUARTER ENDED 30 SEPTEMBER 2016

The US PGM operations were incorporated for a full quarter for the first time during the September 2017 quarter. The strategic significance of this was marked by the rebranding of the Group as Sibanye-Stillwater.

The Group operating results for the September 2017 quarter reflect continued improvements during the year, underpinned by higher commodity prices and a more positive commodity price outlook. Group operating profit of R2,859 million (US$217 million) is 41% higher compared to the June 2017 quarter and 5% higher compared to September 2016 quarter.

Underperforming gold operations are being addressed and the restructuring process in terms of section 189A of the Labour Relations Act, 66 of 1995 (S189) is progressing well. The SA PGM operations continue to deliver strong operational results, and the realisation of substantial cost synergies earlier than expected, has averted the need for significant rationalisation of the production footprint. The integration of the US PGM operations continues to proceeding smoothly, with first production from the Blitz Project realised three months ahead of schedule.

An increasingly supportive environment for commodities has resulted in continued gains in precious metals prices during the September 2017 quarter, with the average prices received increasing across the board. Despite a relatively flat rand:dollar exchange rate, the average rand gold price received of R542,407/kg (US$1,280/oz) was 4% higher than for the six months ended 30 June 2017 (H1 2017) and the 4E PGM basket price was 5% higher at R12,551/4Eoz (US$953/4Eoz). The 2E PGM basket price received by the US PGM operations was 8% higher than the average for May and June 2017 at US$914/oz. The rising commodity price trend has continued into the December 2017 quarter, implying a strong end to the year.

The US$450 million convertible bond which was issued, on favourable terms during the September 2017 quarter, marked the successful conclusion of refinancing of the US$2.65 billion bridge facility raised for the acquisition of Stillwater. This followed the c.US$1.0 billion rights offering and c.US$1.05 billion corporate bonds, both of which were concluded in June 2017.

Relative to benchmarks for transaction of this type, the 1.875% per annum coupon was competitively priced and well below the Group’s average borrowing costs, with the 35% conversion premium at the top end of the anticipated range. The Sibanye-Stillwater convertible bond is among the lowest yield convertible bonds issued in the EMEA universe in the past three years and is also one of the lowest yield coupon achieved by a mining issuer since 2013. Recent share price volatility associated with these refinancing steps has now moderated and with a more certain outlook, the Sibanye-Stillwater share price has begun to recover off a low base.

The Group’s focus is now firmly on optimising the operations in order to reduce its financial leverage from a net debt to earnings before interest, taxes, depreciation and amortisation (ND:EBITDA) level of 2.6:1 at 30 June 2017, to targeted levels of 1.0:1 within two to four years. Given the successful integration of the SA and US PGM operations, ongoing operational restructuring and an improved price outlook for the precious metals in general, it appears unlikely that Group leverage will approach anywhere close to covenant limits of 3.5:1 ND:EBITDA.

Safety

Quarter-on-quarter the SA region serious injury frequency rate, lost day injury frequency rate and total injury frequency rate have all improved significantly. We believe that our enhanced efforts and our safe behaviour focus will assist further improvements in the fourth quarter 2017.

Regrettably, there were, four fatal accidents during the September 2017 quarter at the SA region gold operations and one at the SA region PGM operations. Sibanye-Stillwater management and the board express their sincere condolences to the family and colleagues of the deceased employees: Nkosinathi Marumo, Thandisile Deku, Puseletso Molebogeng Mashego, Geraldo Julio Sitoe, and Sibongile Ganithuli. Management remains determined and committed to its zero harm policy.

Sibanye-Stillwater’s US PGM operations remain a benchmark safety performer globally, with a continued focus on safe and quality mining. Year to date, the Serious Injury Frequency Rate  was approximately 1.8 per million hours, a significant improvement on 2016’s 2.8 per million hours.

OPERATING REVIEW

SA Region

SA gold operations

The SA gold operations delivered an improved operational performance in the September 2017 quarter, with gold production of 11,576kg (372,200oz) 4% higher than for the June 2017 quarter. This was a notable performance considering the S189 processes affecting the Cooke and Beatrix West operations during the period. Compared to the September 2016 quarter, gold production declined by only 3% (321kg or 10,320oz), primarily due to the suspension of underground operations at the Cooke 4 mine toward the end of 2016, which resulted in 436kg (14,017oz) less production year-on-year. Gold production from surface sources was also 376kg (12,087oz) lower year-on-year, reflecting a decline in available, high grade surface reserves.

The average dollar gold price received for the quarter ended 30 September 2017 of US$1,280/oz, was 3% lower than for the comparable period in 2016. In addition, a 6% appreciation of the rand relative to the US dollar, from an average of R14.06/US$ to R13.18/US$, resulted in the average rand gold price received declining by 9% from R597,705/kg to R542,407/kg. The net result of the lower gold price and slightly lower gold production was a 12% decrease in revenue from R7,111 million to R6,279 million.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       2

Operating cost increased by approximately 4% year-on-year to R4,772 million (US$362 million). Increases in Total cash cost (TCC) and All-in sustaining cost (AISC) were well below inflation at 1% and 2% respectively compared to the September 2016 quarter, to R401,693/kg (US$948/oz) and R487,068/kg (US$1,150/oz).

Operating profit for the September 2017 quarter of R1,507 million, was 8% higher than for the June 2017 quarter as a result of the higher rand gold price, increased production and good operating cost control. The 9% decline in the average rand gold price received year-on-year, resulted in operating profit declining by 40% relative to the comparable period in 2016.

Underground production from the Kloof operations increased by 14% to 4,137kg (133,000oz) due to higher underground grades and mining volumes than for the comparable period in 2016. Surface production increasing by 8% to 390kg (12,500oz) due to a 36% increase in throughput resulting from the processing of Venterspost surface material at the Ezulwini plant, following the closure of Cooke 4.

Underground production of 3,306kg (106,300oz) from the Driefontein operations was 5% lower year-on-year, due to an increase in lower grade development material processed with underground ore. Gold production from surface sources decreased by 20% to 438kg (14,100oz) due to the depletion of higher grade surface reserves.

At the Beatrix operations, underground gold production was relatively stable at 2,376kg (76,400oz). Gold production from surface sources decreased by 82% to 21kg (700oz) due to reduced throughput resulting from depletion of available surface reserves.

As a result of the closure of Cooke 4 in 2016 and disruptions relating to the S189 process, underground production from the Cooke operations declined by 37% year-on-year to 710kg (22,800oz). Partial depletion of surface resources resulted in an 11% or 198kg (6,400oz) reduction in surface production.

Conclusion of the S189 consultation process relating to the Cooke and Beatrix West operations, which began on 3 August 2017 is expected at the end of October 2017.

SA PGM operations

The SA PGM operations reported another solid operational performance for the September 2017 quarter, with Kroondal delivering the highest 4E PGM production in its history. Attributable 4E PGM production from the SA PGM operations increased by 1% to 306,1844Eoz for the September 2017 quarter, compared to the June 2017 quarter, reflecting the continued optimisation of these operations and the benefits of the revised regional organisational structure implemented during the June 2017 quarter.

The average 4E PGM basket price was 6% higher than for the June 2017 quarter at R12,551/4Eoz (US$953/4Eoz), primarily due to continued increases in palladium and rhodium prices. Operating costs of R3,029 million were 15% higher than for the June 2017 quarter, due to wages increases, higher winter electricity tariffs and various accounting adjustments. Normalising operating costs for winter tariffs and accounting adjustments, results in a significantly lower quarter-on-quarter cost increase of approximately 3%.

The SA PGM operations recorded a R562 million (US$42.6 million) operating profit for the September 2017 quarter, at an average 16% operating margin. This is double the operating margin achieved in the June 2017 quarter. An additional attributable, R94 million (US$7 million) operating profit from Mimosa is not included in reported Group operating profit, but is separately equity accounted under sundry items.

AISC (which includes sustaining capital expenditure and royalties, net of by-product credits, per ounce of PGM produced) for the SA PGM operations increased by 1% compared to the June 2017 quarter to R10,229/4Eoz (US$777/4Eoz). With further cost and operational synergies expected before year end, these operations are likely to contribute positively to Group profits, which, considering the relatively short period these operations have been under Sibanye-Stillwater management control, is a positive outcome and reflects the benefits accruing from operational consolidation.

Realised metallurgical chrome prices improved from US$140/tonne in for the June 2017 quarter, to US$175/tonne at for the September 2017 quarter.

The Rustenburg Operations delivered another robust operational performance during the September 2017 quarter. 4E PGM production of 207,246oz was flat quarter-on-quarter and 4% higher than the comparable period in 2016. AISC of R10,317/4Eoz (US$782/4Eoz) were similar to the June 2017 quarter, but have improved significantly since the acquisition of these assets.

Kroondal, Mimosa and Platinum Mile reported attributable 4E PGM production of 98,938oz for the quarter ended 30 September 2017, with Kroondal delivering another record quarterly performance in terms of tonnes processed and ounces produced. Cost control across these operations was good, with respective AISC of R10,188/4Eoz (US$773/4Eoz), R8,559/4Eoz (US$650/4Eoz) and R7,081/4Eoz (US$537/4Eoz), below full-year guidance.

The Group recently concluded a review of the SA PGM operations, as announced on 16 October 2017. As a result of the continued strong operational performance, and the early realisation of significantly higher than anticipated synergies, the possible restructuring of the conventional shafts is no longer necessary.

US Region

US PGM operations

The US PGM operations, comprising the Stillwater Mine (including the Blitz project), East Boulder Mine, and Columbus Metallurgical Complex (the smelter and base metals refinery and the recycling operation) were incorporated into the Sibanye-Stillwater group effective from 4 May 2017.

The US PGM operations reported mined 2E PGM production of 135,585 oz at an AISC of US$695/2Eoz for the September 2017 quarter, the first full quarter that they have been incorporated in the Sibanye-Stillwater results. Capital expenditure of US$51 million included US$26 million growth capital on the Blitz project.

The Blitz project commenced with first production on 29 September 2017, following the completion of a secondary escape-way system, which was three-months ahead of forecast. Approximately US$166 million of the US$260 million project capital expenditure

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       3

through to the end of 2021, has been spent to date. Blitz is forecast to build up to full production of approximately 300,000oz per annum 2E PGMs by late 2021.

Notably, due to the 33% increase in the palladium price in 2017 until the end of the September 2017 quarter, the average 2E PGM basket price has risen substantially. The average 2E PGM basket price received for the September 2017 quarter of US$914/2Eoz was US$220/2Eoz or 32% higher than the average basket price received in 2016.

Recycling volumes remained consistent, averaging approximately 23.3 tonnes of feed material per day. The recycling operation contributed US$4 million operating profit out of total operating profit of US$60 million for the September 2017 quarter from the US region as a whole.

OUTLOOK

The solid September 2017 quarter operational performance is expected to continue in the December 2017 quarter, underpinning a positive outlook for the Group for the rest of the year. Precious metals prices remain supportive and if maintained, should result in the Group ending the year on a significantly firmer financial footing, with improved cash flow and balance sheet leverage compared to the first half of the year.

Production from the SA gold operations for the year ending 31 December 2017 is likely to be at the upper limit of previous guidance of between 42,000kg and 43,000kg (1.35Moz and 1.38Moz). TCC is forecast between R415,000/kg and R430,000/kg (US$955/oz and US$990/oz) and AISC between R485,000/kg and R495,000/kg (US$1,115/oz and US$1,140/oz). Total capital expenditure, including Burnstone, is forecast at approximately R3,200 million (US$237 million) . The dollar costs are based on an average exchange rate of R13.50/US$.

Production from the SA PGM operations for the year ending 31 December 2017, is likely to be at the upper limit of previous guidance of between 1,100,000 4Eoz and 1,150,000 4Eoz. TCC is forecast at between R10,400/4Eoz and R10,750/oz (US$770/4Eoz and US$795/4Eoz) and AISC between R10,500/4Eoz and R11,000/4Eoz (US$775/4Eoz and US$815/4Eoz). Capital expenditure is forecast to be R1,350 million (US$100 million).

Previous guidance for the US region remains unchanged with production forecast at between 350,000 2Eoz and 380,000 2Eoz for the eight months ending 31 December 2017. AISC is forecast between US$620/2Eoz and US$650/2Eoz. Total capital expenditure for the eight months ending 31 December 2017 is expected to be approximately US$115 million.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       4

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTER ENDED 30 SEPTEMBER 2017, 30 JUNE 2017 AND 30 SEPTEMBER 2016

SA gold operations

			SA REGION
			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Sep 2017	4,924	2,007	2,917	551	1,090	574	933	725	78	157	816
		Jun 2017	5,007	1,979	3,028	536	997	570	886	744	138	129	1,007
		Sep 2016	5,238	2,066	3,172	506	1,098	555	687	743	359	262	1,028
Yield	g/t	Sep 2017	2.35	5.25	0.36	6.00	0.40	7.21	0.42	3.28	0.27	4.52	0.24
		Jun 2017	2.23	5.08	0.36	6.79	0.45	6.38	0.47	2.93	0.25	4.71	0.19
		Sep 2016	2.27	5.15	0.39	6.85	0.50	6.52	0.53	3.28	0.32	4.30	0.22
Gold produced	Kg	Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198
		Jun 2017	11,152	10,062	1,090	3,639	453	3,635	415	2,181	35	607	187
		Sep 2016	11,897	10,649	1,248	3,468	550	3,617	361	2,438	115	1,126	222
	000'oz	Sep 2017	372.2	338.5	33.7	106.3	14.1	133.0	12.5	76.4	0.7	22.8	6.4
		Jun 2017	358.5	323.5	35.0	117.0	14.6	116.9	13.3	70.1	1.1	19.5	6.0
		Sep 2016	382.5	342.4	40.1	111.5	17.7	116.3	11.6	78.4	3.7	36.2	7.1
Gold sold	kg	Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198
		Jun 2017	11,152	10,062	1,090	3,639	453	3,635	415	2,181	35	607	187
		Sep 2016	11,897	10,649	1,248	3,468	550	3,617	361	2,438	115	1,126	222
	000'oz	Sep 2017	372.2	338.5	33.7	106.3	14.1	133.0	12.5	76.4	0.7	22.8	6.4
		Jun 2017	358.5	323.5	35.0	117.0	14.6	116.9	13.3	70.1	1.1	19.5	6.0
		Sep 2016	382.5	342.4	40.1	111.5	17.7	116.3	11.6	78.4	3.7	36.2	7.1
Price and costs
Gold price received	R/kg	Sep 2017	542,407			540,251		542,412		543,763		547,687
		Jun 2017	530,111			529,765		530,914		529,829		528,463
		Sep 2016	597,705			597,760		597,386		598,198		606,009
	US$/oz	Sep 2017	1,280			1,275		1,280		1,284		1,293
		Jun 2017	1,249			1,248		1,251		1,248		1,245
		Sep 2016	1,322			1,323		1,322		1,324		1,341
Operating cost	R/t	Sep 2017	969	2,134	167	2,643	175	2,337	186	1,418	141	2,917	138
		Jun 2017	904	2,052	154	2,563	188	2,276	180	1,306	238	3,247	84
		Sep 2016	874	1,996	144	2,479	187	2,207	164	1,226	131	2,802	89
Operating margin	%	Sep 2017	24	25	14	19	19	40	18	20	4	(18)	(4)
		Jun 2017	23	24	19	29	22	33	27	16	(77)	(30)	14
		Sep 2016	36	35	40	39	38	43	48	38	34	(10)	35
Total cash cost[1]	R/kg	Sep 2017	401,693			420,700		332,892		417,856		623,678
		Jun 2017	408,940			385,802		365,580		452,031		628,967
		Sep 2016	398,319			378,372		352,086		389,111		611,573
	US$/oz	Sep 2017	948			993		786		986		1,472
		Jun 2017	964			909		861		1,065		1,482
		Sep 2016	881			837		779		861		1,353
All-in sustaining cost[2]	R/kg	Sep 2017	487,068			522,703		419,395		498,748		646,035
		Jun 2017	477,600			453,397		435,309		521,977		693,073
		Sep 2016	479,785			449,154		441,956		462,162		676,632
	US$/oz	Sep 2017	1,150			1,234		990		1,177		1,525
		Jun 2017	1,125			1,068		1,026		1,230		1,633
		Sep 2016	1,062			994		978		1,023		1,497
All-in cost	R/kg	Sep 2017	503,041			526,068		425,160		499,458		646,035
		Jun 2017	495,839			456,109		441,975		522,067		699,118
		Sep 2016	497,974			453,708		452,690		462,201		690,134
	US$/oz	Sep 2017	1,187			1,242		1,004		1,179		1,525
		Jun 2017	1,168			1,075		1,041		1,230		1,647
		Sep 2016	1,102			1,004		1,002		1,023		1,527
Capital expenditure
Total capital expenditure[3]	Rm	Sep 2017	867.9			313.3		328.8		132.8		-
		Jun 2017	827.6			274.5		275.1		136.4		30.3
		Sep 2016	1,024.0			286.4		365.3		162.8		70.0
	US$m	Sep 2017	65.9			23.8		25.0		10.1		-
		Jun 2017	62.5			20.7		20.8		10.3		2.3
		Sep 2016	71.7			20.1		25.2		11.5		4.9

Average exchange rates for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016 were R13.18/US$, R13.20/US$ and R14.06/US$, respectively.

Figures may not add as they are rounded independently.

[1]

Total cash cost is calculated as cost of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) general and administrative (G&A) expenses (including head office costs) plus royalties and production taxes. Total cash cost per kilogram is defined as the average cost of producing a kilogram of gold, calculated by dividing the total cash cost in a period by the total gold sold over the same period.

[2]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure. All-in sustaining cost per kilogram is calculated by dividing the All-in sustaining cost in a period by the total gold sold over the same period.

[3]

Corporate project expenditure for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016 amounted to R93.0 million (US$7.0 million), R111.3 million (US$8.4 million), and R139.5 million (US$10.0 million), respectively. The majority of this expenditure was on the Burnstone project.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       5

SA and US PGM operations

			GROUP	SA REGION								US REGION
				Total SA PGM operations[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Stillwater[1]
Attributable			Total SA and US PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[2]
Production
Tonnes milled/treated	000't	Sep 2017	7,223	6,914	3,209	3,705	978	359	2,202	1,872	1,503	309
		Jun 2017	6,996	6,776	3,101	3,675	924	346	2,072	1,831	1,603	220
		Sep 2016	3,112	3,112	1,242	1,870	897	345	1,870	-	-	-
Plant head grade	g/t	Sep 2017	2.56	2.01	3.26	0.92	2.39	3.59	0.60	3.64	1.39	14.86
		Jun 2017	2.43	2.04	3.33	0.94	2.39	3.58	0.63	3.76	1.35	14.74
		Sep 2016	1.49	1.49	2.79	0.63	2.51	3.53	0.63	-	-	-
Plant recoveries	%	Sep 2017	74.43	68.68	84.11	21.43	81.85	78.19	11.70	86.00	27.57	91.0
		Jun 2017	72.65	68.56	83.77	23.29	82.45	77.49	10.94	85.33	30.68	92.0
		Sep 2016	63.60	63.60	80.75	12.77	81.97	78.50	12.77	-	-	-
Yield	g/t	Sep 2017	1.90	1.38	2.74	0.20	1.96	2.80	0.07	3.14	0.38	13.65
		Jun 2017	1.77	1.40	2.79	0.22	1.97	2.78	0.07	3.20	0.42	13.24
		Sep 2016	0.95	0.95	2.25	0.08	2.06	2.77	0.08	-	-	-
PGM production[3]	4Eoz - 2Eoz	Sep 2017	441,769	306,184	282,666	23,518	61,633	32,334	4,971	188,699	18,547	135,585
		Jun 2017	397,721	303,996	278,032	25,964	58,513	30,904	4,570	188,615	21,394	93,725
		Sep 2016	94,791	94,791	89,990	4,801	59,268	30,722	4,801	-	-	-
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Sep 2017	12,385	12,551	12,550	12,571	12,520	12,650	12,666	12,560	12,545	12,047
		Jun 2017	11,726	11,893	11,893	11,894	12,000	12,071	12,106	11,859	11,849	11,242
		Sep 2016	12,726	12,726	12,711	13,015	12,949	12,252	13,015	-	-	-
	US$/4Eoz	Sep 2017	940	953	953	954	950	960	961	954	953	914
		Jun 2017	888	901	901	901	909	914	917	898	898	850
		Sep 2016	901	901	899	925	914	871	925	-	-	-
Operating cost[6]	R/t	Sep 2017	590	462	974	68	626	750	15	1,156	145	3,305
		Jun 2017	479	410	870	65	628	993	15	992	129	2,491
		Sep 2016	290	290	703	16	625	907	16	-	-	-
	US$/t	Sep 2017	45	35	74	5	48	57	1	88	11	251
		Jun 2017	36	31	66	5	48	75	1	75	10	190
		Sep 2016	21	21	50	1	44	64	1	-	-	-
Operating margin	%	Sep 2017	24	16	16	8	16	26	36	16	1	42
		Jun 2017	16	9	9	14	9	18	24	9	12	38
		Sep 2016	25	25	24	39	23	26	39	-	-	-
Total cash cost[7]	R/4Eoz - R/2Eoz	Sep 2017	9,461	11,155			10,473	8,653	6,860	11,461		6,038
		Jun 2017	8,590	9,533			9,485	11,562	6,871	9,604		5,566
		Sep 2016	9,360	9,360			9,474	11,256	7,955	-		-
	US$/4Eoz - US$/2Eoz	Sep 2017	718	846			795	657	521	869		458
		Jun 2017	651	722			719	876	521	728		425
		Sep 2016	666	666			674	801	566	-		-
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Sep 2017	9,876	10,229			10,188	8,559	7,081	10,317		9,162
		Jun 2017	9,636	10,152			10,176	9,465	6,740	10,219		8,134
		Sep 2016	9,886	9,886			10,021	10,614	8,226	-		-
	US$/4Eoz - US$/2Eoz	Sep 2017	749	777			773	650	537	782		695
		Jun 2017	730	769			771	717	511	774		622
		Sep 2016	703	703			713	755	585	-		-
All-in cost	R/4Eoz - R/2Eoz	Sep 2017	10,778	10,229			10,188	8,559	7,081	10,317		11,885
		Jun 2017	10,116	10,152			10,176	9,465	6,740	10,219		10,014
		Sep 2016	9,886	9,886			10,021	10,614	8,226	-		-
	US$/4Eoz - US$/2Eoz	Sep 2017	818	777			773	650	537	782		902
		Jun 2017	766	769			771	717	511	774		765
		Sep 2016	703	703			713	755	585	-		-
Capital expenditure
Total capital	Rm	Sep 2017	923.9	256.5	252.7	3.8	40.6	53.6	3.8	158.5	-	667.4
expenditure		Jun 2017	778.8	449.1	443.6	5.5	55.2	49.3	3.8	339.1	1.7	329.7
		Sep 2016	87.5	87.5	87.2	0.3	41.5	45.7	0.3	-	-	-
	US$m	Sep 2017	70.0	19.5	19.2	0.3	3.1	4.1	0.3	12.0	-	50.5
		Jun 2017	59.0	34.0	33.6	0.4	4.2	3.7	0.3	25.7	0.1	25.0
		Sep 2016	6.2	6.2	6.2	-	2.9	3.3	-	-	-	-

Average exchange rates for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016 were R13.18/US$, R13.20/US$ and R14.06/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The SA PGM operations’ results for the September 2016 quarter include the Rustenburg Operations for the two months since acquisition. Stillwater’s results for the June 2017 quarter are for two months since acquisition. Stillwater’s production is converted to metric tonnes. The income and expenses are translated into SA rand.

[2]

In addition to Stillwater’s on-mine underground production, the operation treats various recycling material which is excluded from the underground statistics shown above and is detailed in the PGM recycling table below.

[3]	Production per product – see prill split in the table below.
[4]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from net operating profit.
[5]	PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
[6]	Operating costs are all mining related costs calculated as costs of sales before amortisation and depreciation.
[7]

Total cash cost is calculated as costs of sales as recorded in profit or loss, less amortisation and depreciation and off-site (i.e. central) G&A expenses (including head office costs) plus royalties and production taxes. Total cash costs per 4E/2E ounce is defined as the average cost of producing a 4E/2E ounce, calculated by dividing the total cash cost in a period by the 4E/2E PGM produced over the same period.

[8]

All-in sustaining cost is defined as production costs plus all costs relating to sustaining current production and sustaining capital expenditure, and includes (but not limited to) operating costs, share based payments, royalties, rehabilitation costs and sustaining capital expenditure, and excludes non-4E/2E PGM production. All-in sustaining cost per 4E/2E ounce is calculated by dividing the All-in sustaining cost in a period by the 4E/2E PGM produced over the same period.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017      6

Mining - Prill split excluding Recycling operations													Recycling Operation
	GROUP		SA REGION						US REGION						US REGION	US REGION
	Quarter ended		Quarter ended		Quarter ended		Quarter ended		Quarter ended		Quarter ended				Quarter ended	Quarter ended
	Sep 2017		Sep 2017		June 2017		Sep 2016		Sep 2017		June 2017			Unit	Sep 2017[3]	Jun 2017[3]
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%
Platinum	208,051	47%	177,108	58%	176,970	58%	52,480	55%	30,943	23%	21,260	23%	Average tons of catalyst fed/day	Tonne	23.0	25.2
Palladium	200,818	45%	96,176	31%	94,779	31%	31,697	33%	104,642	77%	72,465	77%	Total tonnes processed	Tonne	2,120	1,541
Rhodium	25,875	6%	25,875	8%	29,022	10%	8,129	9%		0%	-	0%	Tolled tonnes	Tonne	359	232
Gold	7,025	2%	7,025	2%	3,225	1%	2,485	3%		0%	-	0%	Purchased tonnes	Tonne	1,761	1,309
PGM production	441,769	100%	306,184	100%	303,996	100%	94,791	100%	135,585	100%	93,725	100%	PGM ounces fed	Troy oz	197,300	126,400
Ruthenium	40,265		40,265		39,490		12,368		-		-		PGM ounces sold	Troy oz	141,700	94,400
Iridium	9,261		9,261		9,136		3,038		-		-		PGM tolled ounces returned	Troy oz	34,600	28,800
Total	491,295		355,710		352,622		110,197		135,585		93,725

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       7

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended		Sep 2017				June 2017			Nine months ended Sep 2017
Driefontein	Reef	Black Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Total advanced	(m)	12	1,925	1,009	1,126	1,546	1,098	937	12	4,780	2,951	2,865
Advanced on reef	(m)	12	180	215	237	211	326	183	12	556	796	571
Channel width	(cm)	13	55	75	89	84	88	76	13	68	79	86
Average grade	(g/t)	2.3	29.5	7.0	36.6	18.1	6.0	21.4	2.3	20.7	7.2	31.7
Average value	(cm.g/t)	30	1,620	528	3,260	1,514	527	1636	30	1,410	570	2,735

Quarter ended		Sep 2017					June 2017					Nine months ended Sep 2017
Kloof	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Total advanced	(m)		1,197	678	179	1,738	9	1,104	546	144	1,833	9	3,080	1,665	542	5,388
Advanced on reef	(m)		242	159	57	403		108	100	63	305	-	517	301	182	951
Channel width	(cm)		154	56	122	124		150	56	184	111	-	157	53	150	112
Average grade	(g/t)		10.0	12.4	6.9	21.8		9.3	14.0	3.5	22.9	-	8.4	14.0	5.1	21.4
Average value	(cm.g/t)		1,535	696	845	2,705		1,395	785	644	2,538	-	1,315	745	766	2,383

Quarter ended		Sep 2017		June 2017		Nine months ended Sep 2017
Beatrix	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Total advanced	(m)	4,617	210	4,143	417	12,458	1,103
Advanced on reef	(m)	1,156	98	835	137	2,797	295
Channel width	(cm)	133	214	162	129	150	149
Average grade	(g/t)	8.4	13.3	6.8	9.4	7.0	12.9
Average value	(cm.g/t)	1,121	2,845	1,098	1,212	1,047	1,923

Quarter ended		Sep 2017				June 2017				Nine months ended Sep 2017
Cooke	Reef	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs
Total advanced	(m)		11		61	106	457	-	186	250	1,185		424
Advanced on reef	(m)		-		55	39	122	-	34	98	260		127
Channel width	(cm)		-		144	113	111	-	161	71	114		143
Average grade	(g/t)		-		11.1	8.5	6.7	-	3.6	8.5	7.6		7.2
Average value	(cm.g/t)		-		1,599	959	745	-	578	604	867		1,033

Quarter ended		Sep 2017				June 2017				Nine months ended Sep 2017
Burnstone	Reef				Kimberley Reefs				Kimberley Reefs				Kimberley Reefs
Total advanced	(m)				1,240				2,338				3,578
Advanced on reef	(m)				102				250				352
Channel width	(cm)				34				61				53
Average grade	(g/t)				14.3				6.7				8.1
Average value	(cm.g/t)				488				408				431

SA PGM operations
Quarter ended		Sep 2017					June 2017					Nine months ended Sep 2017
Kroondal	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Total advanced	(m)	795	483	731	806	1,013	834	660	656	901	797	1,952	1,702	2,124	2,826	2,493
Advanced on reef	(m)	653	283	662	460	630	636	594	495	550	705	1,510	1,436	1,715	1,926	2,018
Height	(cm)	228	241	228	244	239	233	247	231	239	237	243	248	233	243	239
Average grade	(g/t)	2.0	1.6	2.4	1.5	1.7	1.9	2.3	1.9	1.6	2.3	1.9	2.2	2.1	1.8	2.1
Average value	(cm.g/t)	464	388	548	359	409	449	573	442	376	545	462	540	491	424	501

Quarter ended		Sep 2017				June 2017				Nine months ended Sep 2017
Rustenburg	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Total advanced	(m)	436	1,614	2,524	1,087	464	1,628	1,785	1,045	1,234	4,611	5,487	3,245
Advanced on reef	(m)	436	809	725	382	464	666	493	335	1,234	2,086	1,524	987
Height	(cm)	203	117	116	118	199	118	116	118	199	118	116	117
Average grade	(g/t)	1.5	2.1	2.1	2.4	1.8	1.7	2.1	2.0	2.2	1.8	2.1	2.0
Average value	(cm.g/t)	305	240	240	278	354	203	249	242	433	211	248	233

US PGM operations
Quarter ended		Sep 2017				June 2017				Five months ended Sep 2017
Stillwater[1]	Reef			Stillwater incl Blitz	East Boulder			Stillwater incl Blitz	East Boulder			Stillwater incl Blitz	East Boulder
Primary development (off reef)	(m)			3,090	877			1,736	730			4,827	1,607
Secondary development	(m)			1,588	1,181			1,310	567			2,898	1,748
[1]	Stillwater’s development data for the June 2017 quarter are for two months since acquisition.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017       8

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Libanon Business Park

1 Hospital Street (Off Cedar Ave)

Libanon

Westonaria 1780

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Cain Farrel

Tel: +27 10  493 6921

Fax: +27 11 278 9863

Email: cain.farrel@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2017